0-12332

P.E. 6-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02045017

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 1, 2002

SCITEX CORPORATION LTD.
(Translation of registrant's name into English)

3 Azrieli Center
Triangle Building
Tel Aviv, 67203
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ____ No _✓_

Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated June 19, 2002, announcing the Registrant's receipt of a notice of proposed IRS assessment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD.

July 1, 2002

Steven L. Kirshenbaum, Esq.
Attorney-in-Fact

0384/64461-003 NYLIB2/928881 v1

scitex

NEWS

FOR IMMEDIATE RELEASE

Scitex Receives Notice of Proposed IRS Assessment

Tel Aviv, Israel – June 19, 2002. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX), a world leader in industrial inkjet digital printing solutions, today announced that it has received a notice from the U.S. Internal Revenue Service proposing to assess additional U.S. federal income taxes for the years 1992 through 1996.

As previously announced, Scitex has been in negotiations with the IRS with regard to an audit of U.S. subsidiaries for those years. In partial settlement of this audit, Scitex consented to a "partial assessment" by the IRS for $10.6 million of federal income taxes on the issues agreed upon to date. This amount excludes state income taxes and interest, which in due course will be assessed and are expected to almost double the above amount. Scitex has already made advance payments of $21.5 million on account of this audit.

The notice from the IRS proposes to assess an additional $29.6 million of federal income taxes. This amount excludes state income taxes and interest, which would almost double that figure. Scitex is reviewing the proposed assessment and intends to vigorously dispute the issues raised by the IRS and to appeal the proposed assessment. The outcome of the appeal cannot be predicted at this time. Due to the advance payments and existing reserves, Scitex believes that it is not necessary at this time to establish additional reserves for this proposed assessment.

About Scitex Corporation Ltd.

Scitex Corporation Ltd., is a world leader in digital industrial inkjet printing solutions. Through its wholly owned subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol SCIX. For more information, please visit our Web site at www.scitex.com.

Contacts

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel: +972 3 607 5755
Fax: +972 3 6075756
E-mail: yahel.shachar@scitex.com

Denise Jacobs
Corporate Communications
Tel: +972 3 607 5754
Fax: +972 3 607 5756
E-mail: denise.jacobs@scitex.com